UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K
CURRENT REPORT

**Pursuant to Section 13 or 15(d) of
The Securities Exchange Act of 1934**

March 27, 2009
(Date of Report, date of earliest event reported)

Stage Stores, Inc.
(Exact name of registrant as specified in its charter)

1-14035
(Commission File Number)

NEVADA	**91-1826900**
(State or other jurisdiction of incorporation)	(I.R.S. Employer Identification No.)
10201 Main Street, Houston, Texas	**77025**
(Address of principal executive offices)	(Zip Code)

(800) 579-2302
(Registrant's telephone number, including area code)

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-12 under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.02.   **Departure of Directors or Principal Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers**

(e)   **Compensatory Arrangements of Certain Officers**

On March 27, 2009, the Compensation Committee of the Board of Directors of Stage Stores, Inc. (the "Committee" and the "Company") and the Company's Board of Directors (the "Board") took the following actions with respect to the compensation of the Company's Named Executive Officers:

Base Salaries

There were no base salary adjustments for the 2009 fiscal year.

2008 Bonus Plan Awards

As the Company did not achieve the Threshold Pre-Tax Earnings and Comparable Store Sales parameters (collectively, the "Threshold Parameters") under the Company's 2008 Senior Executive Incentive Bonus Plan (the "2008 Bonus Plan"), the Named Executive Officers are not entitled to, and were not awarded any, performance based bonuses under the 2008 Bonus Plan.

Long-Term Incentive Compensation Awards

The following long-term incentive ("LTI") awards were granted to the Named Executive Officers:

2009 LTI Awards

Named Executive Officer/Title	Performance Shares (1)	Stock Appreciation Rights (2)
Andrew T. Hall President and Chief Executive Officer	30,000	100,000
Edward J. Record Executive Vice President and Chief Financial Officer	15,000	45,000
Richard A. Maloney President and Chief Operating Officer of the Peebles Division	15,000	45,000
Ernest R. Cruse Executive Vice President, Store Operations	10,000	30,000
Ronald D. Lucas Executive Vice President, Human Resources	6,000	18,000

_____

(1)   The Performance Shares cliff vest after a three-year measurement performance cycle (the "Performance Cycle") which began on the first business day of the Company's current fiscal year (February 1, 2009) and ends on the last business day of the Company's 2011 fiscal year (January 28, 2012). The number of Performance Shares earned will be based on the Company's total shareholder return relative to the performance group of companies established by the Compensation Committee (the "Performance Group"). The number of shares reflected in the table above is the "Target Shares", which means the number of shares of the Company's common stock the Named Executive Officer will earn (and receive) at the end of the Performance Cycle if the Company's results are in the middle (fiftieth percentile) of the Performance Group.

(2) The Stock Appreciation Rights ("SARS") have a grant price of $9.77 (the closing price of the Company's common stock on March 27, 2009) and vest ratably over a four year period (i.e. 25% per year).

Performance Shares Earned in 2009 Upon Completion of the 2006 Performance Cycle

As the performance criteria for the three-year Performance Cycle that began on the first business day of our 2006 fiscal year (January 29, 2006) and ended on the last business day of our 2008 fiscal year (February 1, 2009)(the "2006 Performance Cycle") were met, the Named Executive Officers who were granted Performance Shares at the beginning of the 2006 Performance Cycle were issued shares of our common stock at 111.2% attainment of the stock split adjusted Target Shares as follows:

Named Executive Officer (1)	Target Shares (Split Adjusted)	Performance Attainment %	Payout Shares Earned
Mr. Cruse	7,500	111.2	8,340
Mr. Lucas	4,500	111.2	5,004

(1) Messrs. Hall, Record and Maloney were not employed by the Company at the beginning of the 2006 Performance Cycle and therefore were not entitled to receive shares as a result of the completion of the 2006 Performance Cycle.

Establishment of 2009 Senior Executive Incentive Bonus Plan

The 2009 Senior Executive Incentive Bonus Plan (the "2009 Bonus Plan") was adopted and the annual cash incentive opportunities for the Named Executive Officers under the 2009 Bonus Plan were approved as follows:

Named Executive Officer (1)	Base Salary	Bonus Range % (1) (Threshold/Target/Maximum)	Bonus Range $ (2) (Threshold/Target/Maximum)
Mr. Hall	$750,000	20%-80%-160%	$150,000-$600,000-$1,200,000
Mr. Record	$460,000	16%-65%-130%	$75,000-$299,000-$598,000
Mr. Maloney	$475,000	15%-60%-120%	$71,000-$285,000-$570,000
Mr. Cruse	$375,000	12.5%-50%-100%	$47,000-$188,000-$375,000
Mr. Lucas	$345,000	12.5%-50%-100%	$43,000-$172,000-$345,000

(1) Percentage of Base Salary

(2) Amounts have been rounded. Depending upon the extent to which the Company achieves the Threshold Pre-Tax Earnings and Comparable Store Sales parameters established by the Board, the Named Executive Officers have the opportunity to earn bonuses of between zero and the maximum amount indicated.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

STAGE STORES, INC.

April 2, 2009
(Date)

/s/ Edward J. Record
Edward J. Record
Executive Vice President and
Chief Financial Officer